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                                  June 9, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     Barry N. Summers

         RE:   OPTEL, INC.
               REQUEST FOR WITHDRAWAL OF THE REGISTRATION STATEMENT ON FORM S-1

Dear Mr. Summers:

         OpTel, Inc. (the "Company") filed a Registration Statement on Form S-1 (File 333-56231) on June 5, 1998, which was amended by Amendment No. 1 filed June 24, 1998, Amendment No. 2 filed July 20, 1998, Amendment No. 3 filed August 14, 1998, Amendment No. 4 filed March 25, 1999, Amendment No. 5 filed March 31, 1999, Amendment No. 6 filed April 21, 1999, Amendment No. 7 filed May 19, 1999 and Amendment No. 8 filed May 21, 1999 (the "Registration Statement").

         At this time, the Company has decided not to go forward with the planned initial public offering of its common stock and as of the date hereof, no sales of said stock have been made under the Registration Statement. Accordingly, pursuant to rule 477 of the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, the Company is requesting that the Registration Statement be withdrawn.

         If you have any comments or questions regarding this request for withdrawal, please do not hesitate to call the undersigned at (214) 634-3824.

                                            Very truly yours,

                                            /s/ MICHAEL E. KATZENSTEIN

                                            Michael E. Katzenstein
                                            Vice President and General Counsel

MEK/dp
cc:      Jonathan Schaffzin, Esq.
         Ralph J. Sutcliffe, Esq.
         David Maltz, Esq.
         Barbara Stark, Esq.
         Theresa Regan, Esq.